Management’s Discussion and Analysis

Exhibit 99.2

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2022

DATED: AUGUST 11, 2022

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 11, 2022, and presents an analysis of the financial condition of Mogo Inc. (formerly Difference Capital Financial Inc. (“Difference”)) and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three and six months ended June 30, 2022 compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2022, as well as with the Company’s annual consolidated financial statements and the related notes thereto for the year ended December 31, 2021. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company was continued under the Business Corporations Act (British Columbia) on June 21, 2019, in connection with the business combination with Mogo Finance Technology Inc. (“Mogo Finance”). The transaction was accounted for as a business combination, with Mogo Finance as the accounting acquirer. Accordingly, the consolidated financial statements and this MD&A reflect the continuing financial statements of Mogo Finance.

This MD&A is the responsibility of management. The board of directors of Mogo (the “Board”) has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries. The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including contribution, adjusted EBITDA and adjusted net loss to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations (including our financial outlook) regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, completion of announced transactions, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results in 2022 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around member growth and take up of products and services, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. An investor should read this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 2 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money.  Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit-score monitoring and ID fraud protection and access personal loans and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit and live a more sustainable lifestyle.

The following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

Business Developments

•

During the three months ended June 30, 2022, Mogo focused on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. The following cost reduction initiatives were implemented in Q2 2022:

o	An approximate 10% reduction in workforce quarter over quarter.
o	A reduction in marketing expenses to focus on more efficient and higher return marketing channels.

As a result of these initiatives, total operating expenses decreased by 14% in Q2 2022 compared to Q1 2022, resulting in a 25% reduction in adjusted EBITDA loss.

•

Mogo accelerated the rate of invitations to its commission-free stock trading app (“MogoTrade”) in Q2 2022, and removed the waitlist making MogoTrade available to the general public subsequent to quarter end. MogoTrade is Canada’s only commission-free trading app with free real-time last sale streaming quotes and marks Mogo’s entry into Canada’s fast-growing market for commission-free trading. Throughout 2022, Mogo has focused a substantial portion of technology and development resources into developing MogoTrade. During this time, MogoTrade obtained regulatory approval of the e-transfer request instant funding method, and for automated account opening – two changes that help members get set up and start trading quickly.

•

In June 2022, Mogo repurchased 0.8 million of its own common shares (“Common Shares”) for a total cost of $1.0 million at an average price of CAD$1.19 per share, pursuant to a share repurchase program approved by the Board on March 22, 2022 which authorizes the repurchase up to US$10 million of Common Shares in the aggregate.

•

In April 2022, in alignment with its mission to help Canadians achieve financial freedom while also solving one of the biggest social issues we face, climate change, Mogo announced it has reached its one million trees milestone in partnership with Vancouver-based reforestation platform, veritree. The achievement is a testament to the Mogo community, who turn their spending into climate action by enabling one tree to be planted every time they make a purchase with their MogoCard.

•

In March 2022, Mogo announced the formation of Mogo Ventures to manage Mogo’s portfolio of investments including its $67.2 million investment in Coinsquare Ltd. (“Coinsquare”), its $15.1 million investment portfolio and its $0.6 million investment in digital assets as at June 30, 2022.

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Management’s Discussion and Analysis

•

In January 2022, Mogo announced a new strategic investment in NFT Trader, a Canadian company that operates a secure peer-to-peer OTC trading protocol for non-fungible tokens. Mogo’s investment is through a convertible note which, if converted, will represent a 25% interest in NFT Trader. This investment represents Mogo’s expansion into the metaverse and commitment to developing a next-generation financial platform that will not only bridge the gap between traditional finance and decentralized finance, but tap into growth opportunities from the merging of the digital and physical worlds.

•

Between April and June 2021, in a series of transactions, Mogo acquired approximately 12.5 million shares (currently representing 38%) of Coinsquare, one of Canada’s leading digital asset trading platforms, along with certain option and warrant rights, for total consideration of approximately $110.2 million, comprised of $32.4 million in cash and the issuance of 8.3 million Common Shares. The equity investment in Coinsquare is consistent with our belief in the disruptive capability of cryptocurrencies and its importance in a comprehensive digital wallet for the next generation of Canadians.

•

In October 2021, Mogo announced the launch of ‘green’ bitcoin, an initiative which makes all bitcoin purchased on the Mogo platform climate positive. For every bitcoin purchased through its platform, Mogo will plant enough trees to more than completely absorb the CO2 emissions produced by mining that bitcoin. Mogo has also partnered with certain merchants to offer the first of its kind business rewards program that enables merchants to offer climate positive ‘green’ bitcoin rewards to their customers. The launch of ‘green’ bitcoin reaffirms Mogo’s commitment to being a leader in sustainable finances.

•

In September 2021, Mogo completed the acquisition of Fortification Capital Inc. (“Fortification”), subsequently renamed to MogoTrade Inc., a Canadian registered investment dealer and a member of IIROC, for consideration consisting of 75,000 Common Shares and $1.1 million cash. The acquisition of Fortification brought the necessary licenses, registration and technology – including an order management system and market data processing – to accelerate the development of MogoTrade.

•

In May 2021, Mogo completed the acquisition of Moka, one of Canada’s leading saving and investing apps, for approximately 5.0 million Common Shares. In connection with the acquisition, Moka’s outstanding credit facility was also repaid in full with a $4.5 million cash payment. The acquisition increased Mogo’s member base by approximately 400,000 at the time of acquisition and brought differentiated saving and investing products, along with the underlying technology platform and expertise to further broaden Mogo’s wealth offering.

•

In January 2021, Mogo completed the acquisition of Carta Solutions Holding Corporation ("Carta"), a leader in digital payment solutions. The acquisition added a business-to-business payments platform to the Company and significantly expanded Mogo’s total addressable market by entering the global payments market which is expected to reach $2.5 trillion by 2023. Carta’s issuing platform provides processing technology to industry leaders in Europe, Asia, Canada, United States and Japan.

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Management’s Discussion and Analysis

Financial Highlights

•

Mogo ended the second quarter with cash, digital assets and investments totaling $122.0 million. This included combined cash and cash equivalent, digital assets and investment portfolio of $59.3 million, along with a book value of investment in Coinsquare of $62.7 million. As at June 30, 2022, Mogo performed an assessment on the estimated value of its investment in Coinsquare, resulting in a non-cash impairment charge of $26.7 million.

•

Between December 2020 and December 2021, Mogo raised a total of approximately $113.3 million in aggregate net proceeds through the issuance of 12.9 million Common Shares and warrants to purchase up to 5.8 million Common Shares.

•

In December 2021, Mogo announced amendments to its existing senior credit facility (the “Credit Facility”) with funds managed by affiliates of Fortress Investment Group LLC. The amendments lower the effective interest rate from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor. In addition, the amendments increase the available loan capital from $50 million to $60 million and extend the maturity date by three years from July 2, 2022, to July 2, 2025.

•

Between January 2021 and April 2021, Mogo invested a total of $1.3 million in bitcoin and ether. This financial investment aligns with Mogo’s significant product-development-related investments in bitcoin over the last several years, including MogoCrypto.

Financial Outlook

Mogo reiterates its fiscal year 2022 guidance previously communicated on May 12, 2022:

•	Total revenues are expected to grow to $69 to $72 million, compared to $57.5 million in 2021, representing a year over year increase of 20% to 25%.

•	The Company expects improving adjusted EBITDA as a percentage of revenue in the second half of 2022.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

Key Performance Indicators

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: Mogo members, revenue, subscription and services revenue, net loss, contribution(1), adjusted EBITDA(1), and adjusted net loss(1). We evaluate our performance by comparing our actual results to prior year results.

The tables below provide the summary of key performance indicators for the applicable reported periods:

	As at
	June 30, 2022	June 30, 2021	Change %
Key Business Metrics
Mogo Members (000s)	2,007	1,695	18%

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
IFRS Measures
Revenue	$17,290	$13,665	27%	$34,546	$25,085	38%
Subscription and services revenue	10,334	8,218	26%	20,993	14,220	48%
Net (loss) income	(51,871)	9,045	(673)%	(70,741)	6,228	(1236)%
Other Key Performance Indicators(1)
Contribution	6,719	7,669	(12)%	14,086	13,983	1%
Adjusted EBITDA	(4,134)	(2,962)	40%	(9,677)	(4,020)	141%
Adjusted net loss	(9,476)	(8,121)	17%	(20,251)	(13,854)	46%

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Mogo members

Our total member base grew to 2,007,000 members as at June 30, 2022 from 1,695,000 members as at June 30, 2021, representing an increase of approximately 18% or 312,000 net members. Quarter over quarter, net members increased by 66,000 in Q2 2022 as compared to a net member increase of 90,000 in Q1 2022. The growth in our member base reflects the continued adoption of our products by new members. In Q2 2022, Mogo focused on performance marketing expenses that drove more efficient payback periods. As a result of these changes, Mogo ultimately expects better profitability despite a decrease in member growth compared to Q1 2022.

Revenue

Three months ended Q2 2022 vs Q2 2021

Total revenue increased by 27% to $17.3 million for the three months ended June 30, 2022 compared to $13.7 million in the same period last year. This increase in revenue was driven by a $2.1 million increase in subscription and services revenue, resulting from a combination of additional revenue streams from our acquisitions of Moka and Fortification in 2021 and growth in other Mogo products. In addition, there was a $1.5 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year.

Six months ended Q2 2022 vs Q2 2021

Total revenue increased by 38% to $34.5 million for the six months ended June 30, 2022 compared to $25.1 million in the same period last year. This increase in revenue was driven by a $6.8 million increase in subscription and services revenue, resulting from a combination of additional revenue streams from our acquisitions of Carta, Moka and Fortification in 2021 and growth in other Mogo products. In addition, there was a $2.7 million increase in interest revenue as the overall size of our loan portfolio has increased relative to the same period last year.

Subscription and services revenue

Three months ended Q2 2022 vs Q2 2021

Subscription and services revenue increased by 26% to $10.3 million for the three months ended June 30, 2022 compared to $8.2 million in the same period last year. Subscription and services revenue represents 60% of total quarterly revenue in the current period as compared to 60% in the same period last year.

The increase was driven by a number of factors including additional revenue streams from our Moka and Fortification acquisitions in 2021 and growth in other Mogo products. Moka contributed monthly subscription revenues from its savings and investing programs and Fortification contributed brokerage revenue from its direct-market-access program.

Six months ended Q2 2022 vs Q2 2021

Subscription and services revenue increased by 48% to $21.0 million for the six months ended June 30, 2022 compared to $14.2 million in the same period last year. Subscription and services revenue represents 61% of total revenue in the current period as compared to 57% in the same period last year. The increase was driven by a number of factors including additional revenue streams from our Carta, Moka and Fortification acquisitions in 2021 and growth in other Mogo products.

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Management’s Discussion and Analysis

Net (loss) income

Three months ended Q2 2022 vs Q2 2021

Net loss was $51.9 million for the three months ended June 30, 2022, which is an increase in net loss of $60.9 million compared to net income of $9.0 million in the same period last year.

The variance is primarily driven by non-cash losses during the quarter arising from an impairment charge on our investment in Coinsquare of $26.7 million and unrealized loss on our Coinsquare warrants of $7.0 million compared to unrealized gain of $24.8 million in the comparative period. Additionally, during the quarter, Mogo noted an increase of our share of Coinsquare’s net comprehensive loss, unrealized loss on investment portfolio and unrealized loss on digital assets of $5.9 million, $2.7 million and $0.6 million, respectively. These losses have primarily resulted from recent broader equity and cryptocurrency market declines during the period.

Furthermore, provision for loan losses, net of recoveries, increased by $3.4 million. This is primarily because loan losses in the comparative period were abnormally low as a result of increased customer liquidity aided by government subsidy programs available in response to the COVID-19 pandemic. Default rates in 2022 have normalized and additionally we had a higher volume of loan originations in Q2 2022 for which loan loss expense is provisioned upfront. Furthermore, incremental provision was recorded upfront in Q2 2022 to reflect forward looking macroeconomic indicators including the significant recent spike in inflation and rising interest rates.

Partially offsetting the above losses are the increases in revenue discussed above in the revenue variance, an increase in the unrealized gain on derivative stock warrants issued by Mogo of $8.9 million compared to $2.1 million in the comparative period and cost reduction initiatives implemented during the quarter.

Six months ended Q2 2022 vs Q2 2021

Net loss was $70.7 million for the six months ended June 30, 2022, which is an increase in net loss of $76.9 million compared to net income of $6.2 million in the same period last year.

The increase in net loss for the six months ended June 30, 2022 was attributed primarily to the same non-cash items noted for the three months ended June 30, 2022. Additionally, we increased investment-related spend in the latter part of 2021 and into early 2022 as we focused on continuing to drive future growth including the rollout of MogoTrade.

Contribution(1)

Three months ended Q2 2022 vs Q2 2021

Contribution was $6.7 million for the three months ended June 30, 2022, which is a decrease of $1.0 million compared to $7.7 million in the same period last year. The decrease in contribution was driven by an increase to provision for loan losses, net of recoveries, of $3.4 million for reasons discussed in the net loss variance partially offset by a combination of acquisitions of Moka and Fortification and organic growth during the period.

Six months ended Q2 2022 vs Q2 2021

Contribution was $14.1 million for the six months ended June 30, 2022, which is an increase of $0.1 million compared to $14.0 million in the same period last year. The increase in contribution was due to an increase in gross profit of $2.1 million arising from combination of acquisitions and organic growth during the period partially offset by an increase in provision for loan losses, net of recoveries, for reasons discussed in the net loss variance. The increase in gross profit was also partially offset by an increase in customer service and operations expense of $2.0 million due to the acquisitions of Carta and Moka and increased loan origination volume in 2022 compared to the same periods in the prior year.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Adjusted EBITDA(1)

Three months ended Q2 2022 vs Q1 2022

Adjusted EBITDA loss was $4.1 million for the three months ended June 30, 2022, which is a $1.4 million improvement from the adjusted EBITDA loss of $5.5 million for the three months ended March 31, 2022. This is a result of certain cost reduction initiatives implemented in Q2 2022 described above in the Business Developments section, resulting in a 14% reduction in operating expenses in Q2 2022 compared to Q1 2022, which more than offset the decline in gross profit driven by higher loan losses in the quarter.

Mogo has a unique opportunity to leverage our position as one of Canada’s leading and most established fintechs as fintech adoption continues to accelerate in Canada and consumers increasingly turn to digital wealth-building solutions. As such, we have been focused on investing in our product and platform during this period. Our digital wealth solution consists of Moka and MogoTrade and offers our members a selection of both passive and active investing options. The Moka product is a passive investing strategy whereby customer savings are automatically invested in a professionally managed portfolio consisting primarily of index funds. MogoTrade is our active investing platform, offering customers a commission free stock trading solution whereby they can buy and sell stocks in a self-directed portfolio. Mogo believes that long-term, low-cost passive investing should be a core component of an investment strategy and sees a significant opportunity to leverage MogoTrade to organically grow its existing Moka subscriber base. The strong underlying base profitability of our financial model was evidenced in 2020, when we achieved a strong positive adjusted EBITDA margin in both Q2 and Q3 2020.

Three months ended Q2 2022 vs Q2 2021

Adjusted EBITDA loss of $4.1 million for the three months ended June 30, 2022, which is a $1.1 million increase in loss compared to the adjusted EBITDA loss of $3.0 million in the same period last year. The increase in adjusted EBITDA loss was primarily driven by a $0.8 million reduction in gross profit in the current quarter arising from an increase in provision for loan losses, net of recoveries, of $3.4 million for reasons discussed in the net loss variance, partially offset by an increase in overall revenues.

Six months ended Q2 2022 vs Q2 2021

Adjusted EBITDA loss of $9.7 million for the six months ended June 30, 2022, which is a $5.7 million increase in loss compared to the adjusted EBITDA loss of $4.0 million in the same period last year. The increase in loss was driven by the same reasons noted above in the adjusted EBITDA variance, and additionally due to higher growth-related operating expenses in the first quarter of 2022 relative to the first quarter of 2021.

Adjusted net loss(1)

Three months ended Q2 2022 vs Q2 2021

Adjusted net loss was $9.5 million for the three months ended June 30, 2022, which is an increase in adjusted net loss of $1.4 million compared to a loss of $8.1 million in the same period last year. The increase in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

Six months ended Q2 2022 vs Q2 2021

Adjusted net loss was $20.3 million for the six months ended June 30, 2022, which is an increase in adjusted net loss of $6.4 million compared to a loss of $13.9 million in the same period last year. The increase in adjusted net loss was attributed primarily to the same reasons noted above in the adjusted EBITDA variance.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Contribution, adjusted EBITDA and adjusted net loss are non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers.

Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Contribution

Contribution is a non-IFRS financial measure that we calculate as gross profit less the customer service and operations expense and credit facility interest expense. Contribution is a measure used by our management and the Board to understand and evaluate our core operating performance and trends and to evaluate the variable profit contribution of our revenue before the impact of investment related spend and overhead including technology, marketing and general and administration expenses. Factors that affect our contribution include revenue mix, transaction costs, and provision for loan losses, net of recoveries, origination and servicing expenses.

The following table presents a reconciliation of contribution to gross profit, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Gross profit	$11,341	$12,094	$23,662	$21,567
Less:
Customer service and operations	3,583	3,420	7,604	5,583
Credit facility interest expense	1,039	1,005	1,972	2,001
Contribution	6,719	7,669	14,086	13,983

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Management’s Discussion and Analysis

 Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding depreciation and amortization, stock-based compensation, non-cash warrant expense, credit facility interest expense, debenture and other financing expense, accretion related to debentures and convertible debentures, share of loss in investment accounted for using the equity method, revaluation loss (gain), impairment of investment accounted for using the equity method and other non-operating expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends.

The following table presents a reconciliation of adjusted EBITDA to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$(51,955)	$9,055	$(70,900)	$6,246
Depreciation and amortization	3,146	2,971	6,325	5,389
Stock-based compensation	2,574	4,062	6,185	4,888
Non-cash warrant expense	—	—	—	—
Credit facility interest expense	1,039	1,005	1,972	2,001
Debenture and other financing expense	846	871	1,657	1,823
Accretion related to debentures and convertible debentures	311	312	620	621
Share of loss in investment accounted for using the equity method	8,766	2,860	14,329	2,860
Revaluation loss (gain)	3,397	(24,850)	2,249	(30,112)
Impairment of investment accounted for using the equity method	26,749	—	26,749	—
Other non-operating expense	993	752	1,137	2,264
Adjusted EBITDA	(4,134)	(2,962)	(9,677)	(4,020)

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Management’s Discussion and Analysis

Adjusted net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net (loss) income before tax excluding stock-based compensation, non-cash warrant expenses, share of loss in investment accounted for using equity method, revaluation loss (gain), impairment of investment accounted for using the equity method and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s core financial performance.

The following table presents a reconciliation of adjusted net loss to net (loss) income before tax, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net (loss) income before tax	$(51,955)	$9,055	$(70,900)	$6,246
Stock-based compensation	2,574	4,062	6,185	4,888
Non-cash warrant expense	—	—	—	—
Share of loss in investment accounted for using the equity method	8,766	2,860	14,329	2,860
Revaluation loss (gain)	3,397	(24,850)	2,249	(30,112)
Impairment of investment accounted for using the equity method	26,749	—	26,749	—
Other non-operating expense	993	752	1,137	2,264
Adjusted net loss	(9,476)	(8,121)	(20,251)	(13,854)

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoCard, MogoMortgage, MogoCrypto, MogoTrade, Moka services, our premium account subscription offerings, free monthly credit score, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoCard, MogoMortgage, MogoCrypto, MogoTrade, Moka services and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance. Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Results of Operations

The following table sets forth a summary of our results of operations for the three and six months ended June 30, 2022 and 2021:

($000s, except per share amounts)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Total revenue	$17,290	$13,665	$34,546	$25,085
Cost of revenue	5,949	1,571	10,884	3,518
Gross profit	11,341	12,094	23,662	21,567
Technology and development	3,301	3,486	6,648	5,704
Marketing	3,436	3,897	8,112	6,664
Customer service and operations	3,583	3,420	7,604	5,583
General and administration	5,155	4,253	10,975	7,636
Stock-based compensation	2,574	4,062	6,185	4,888
Depreciation and amortization	3,146	2,971	6,325	5,389
Total operating expenses	21,195	22,089	45,849	35,864
Loss from operations	(9,854)	(9,995)	(22,187)	(14,297)
Credit facility interest expense	1,039	1,005	1,972	2,001
Debenture and other financing expense	846	871	1,657	1,823
Accretion related to debentures and convertible debentures	311	312	620	621
Share of loss in investment accounted for using the equity method	8,766	2,860	14,329	2,860
Revaluation loss (gain)	3,397	(24,850)	2,249	(30,112)
Impairment of investment accounted for using the equity method	26,749	—	26,749	—
Other non-operating expense	993	752	1,137	2,264
	42,101	(19,050)	48,713	(20,543)
Net (loss) income before tax	(51,955)	9,055	(70,900)	6,246
Income tax (recovery) expense	(84)	10	(159)	18
Net (loss) income	(51,871)	9,045	(70,741)	6,228
Other comprehensive income:
Unrealized revaluation (loss) gain on digital assets	(370)	(550)	(468)	26
Foreign currency transaction reserve gain	388	72	778	360
Other comprehensive income (loss)	18	(478)	310	386
Total comprehensive (loss) income	(51,853)	8,567	(70,431)	6,614

Contribution(1)	6,719	7,669	14,086	13,983
Adjusted EBITDA(1)	(4,134)	(2,962)	(9,677)	(4,020)
Adjusted net loss(1)	(9,476)	(8,121)	(20,251)	(13,854)
Net (loss) income per share (basic)	(0.68)	0.14	(0.92)	0.11
Net (loss) income per share (diluted)	(0.68)	0.13	(0.92)	0.10

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue

The following table summarizes total revenue for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Subscription and services revenue	$10,334	$8,218	26%	$20,993	$14,220	48%
Interest revenue	6,956	5,447	28%	13,553	10,865	25%
Total revenue	17,290	13,665	27%	34,546	25,085	38%

Subscription and services revenue – represents Carta transaction processing revenue, Moka subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fees, portfolio management fees, exempt market dealer commission revenue, referral fee revenue and other fees and charges.

Interest revenue - represents interest on our line of credit loan products.

Please refer to the Key Performance Indicators section for commentary on total revenue and subscription and services revenue.

Cost of revenue

The following table summarizes the cost of revenue for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Provision for loan losses, net of recoveries	$4,191	$774	441%	$7,088	$2,309	207%
Transaction costs	1,758	797	121%	3,796	1,209	214%
Cost of revenue	5,949	1,571	279%	10,884	3,518	209%
As a percentage of total revenue	34%	11%		32%	14%

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing), including expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs, transaction processing costs related to the Carta business and other transaction costs related to Moka and Fortification.

Cost of revenue was $5.9 million for the three months ended June 30, 2022, an increase of $4.4 million compared to the same period in the prior year. Cost of revenue was $10.9 million for the six months ended June 30, 2022, an increase of $7.4 million compared to the same period last year.

Provision for loan losses, net of recoveries, has increased for the three and six months ended June 30, 2022 compared to the same periods in the prior year. This increase is due to overall growth in the size of the loans portfolio, lower default rates in

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Management’s Discussion and Analysis

the comparative period, and an incremental provision recorded in Q2 2022 to reflect forward looking macroeconomic indicators including the rise in interest rates and inflation.

Transaction costs have increased for the three and six months ended June 30, 2022 compared to the same periods in the prior year. This increase is due to transaction costs being incurred by Carta, Moka and Fortification after their acquisitions in 2021.

We believe we are adequately provisioned to absorb reasonably possible future material shocks to the loan book as a result of inflation, rising interest rates, and any further deterioration in COVID-19 conditions. Please note that IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expenses prior to any actual occurrence of a default event. We have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Technology and development expenses

The following table provides the technology and development expenses for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Technology and development	$3,301	$3,486	(5)%	$6,648	$5,704	17%
As a percentage of total revenue	19%	26%		19%	23%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets.

Technology and development expenses were $3.3 million for the three months ended June 30, 2022, which is a decrease of $0.2 million compared to $3.5 million in the same period last year. The net decrease is due to higher capitalization rates of development cost offset slightly by an increase in vendor related technology expenses.

Technology and development expenses were $6.6 million for the six months ended June 30, 2022, which is an increase of $0.9 million compared to $5.7 million in the same period last year. The increase is due to higher spend in the current year relative to prior year in order to accelerate key growth initiatives including the development of MogoTrade.

Our investment in MogoTrade and Moka form the core of our digital wealth platform. We believe these investments will strengthen Mogo’s product service offerings and drive long-term member and revenue growth. Further, we believe that these strategic investments are key to unlocking and integrating the full potential of Mogo’s value proposition to consumers and will create a holistic and comprehensive user experience that positions us to drive long-term growth and user adoption.

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Management’s Discussion and Analysis

Marketing expenses

The following table provides the marketing expenses for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Marketing	$3,436	$3,897	(12)%	$8,112	$6,664	22%
As a percentage of total revenue	20%	29%		23%	27%

Marketing expenses consist of salaries and personnel‑related costs, direct marketing and advertising costs related to online and offline customer acquisition (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia Network Inc. under our strategic collaboration agreement, public relations, promotional event programs and corporate communications.

Marketing expenses were $3.4 million for the three months ended June 30, 2022, which is a decrease of $0.5 million compared to $3.9 million in the same period last year. During the second quarter of 2022, there was a reduction in marketing expenses to focus on more efficient marketing channels that drive shorter payback periods.

Marketing expenses were $8.1 million for the six months ended June 30, 2022, which is an increase of $1.4 million compared to $6.7 million in the same period last year. The increase was due to higher marketing spend in the first quarter of 2022 to build brand awareness, increase the Mogo member base and drive associated revenues from Mogo products.

Customer service and operations expenses

The following table provides the customer service and operations (“CS&O”) expenses for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Customer service and operations	$3,583	$3,420	5%	$7,604	$5,583	36%
As a percentage of total revenue	21%	25%		22%	22%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses increased for the three and six months ended June 30, 2022. The overall increase in CS&O expenses is primarily attributable to the increase in customer support functions brought on through our acquisitions of Carta and Moka in 2021, as well as higher underwriting expenses and servicing costs arising from an increase in loan origination volume in the current year as compared to the same period in the prior year.

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Management’s Discussion and Analysis

General and administration expenses

The following table provides the general and administration expenses (“G&A”) for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
General and administration	$5,155	$4,253	21%	$10,975	$7,636	44%
As a percentage of total revenue	30%	31%		32%	30%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses increased for the three and six months ended June 30, 2022, compared to the same periods last year. The increases are primarily due to increased costs resulting from the acquisitions of Carta, Moka and Fortification in 2021.

Stock-based compensation and depreciation and amortization

The following table summarizes the stock-based compensation and depreciation and amortization. Expenses for the three and six months ended June 30, 2022 and 2021 were as follows:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Stock-based compensation	$2,574	$4,062	(37)%	$6,185	$4,888	27%
Depreciation and amortization	3,146	2,971	6%	6,325	5,389	17%
	5,720	7,033	(19)%	12,510	10,277	22%
As a percentage of total revenue	33%	51%		36%	41%

Stock-based compensation represents the fair value of stock options granted to employees and directors measured using the Black Scholes valuation model and amortized over the vesting period of the options. Depreciation and amortization is principally related to the amortization of intangible assets relating to internally capitalized development costs related to our technology platform, and technology, licenses and customer relationships acquired in the acquisitions of Carta, Moka and Fortification in 2021. Stock-based compensation and depreciation and amortization are all non-cash expenses.

Stock-based compensation decreased to $2.6 million in the three months ended June 30, 2022 compared to $4.1 million in the same period last year. The decrease in stock-based compensation is due to the combination of options being granted at higher fair values in the prior year than in the current year and the timing of options granted in the prior year. Options were granted on March 31, 2021 that began expense recognition in Q2 2021. As greater stock-based compensation is recognized in the beginning of the vesting period than the end of the vesting period, this resulted in higher stock-based compensation for Q2 2021.

Stock-based compensation increased to $6.2 million in the six months ended June 30, 2022 compared to $4.9 million in the same period last year. The increase is driven by a higher number of stock options issued in the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

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Management’s Discussion and Analysis

Depreciation and amortization increased to $3.1 million in the three months ended June 30, 2022 compared to $3.0 million in the same period last year. Depreciation and amortization increased to $6.3 million in the six months ended June 30, 2022 compared to $5.4 million in the same period last year. The overall increase is driven by the amortization of intangible assets recognized in the acquisition of Carta, Moka and Fortification.

Credit facility interest expense

The following table provides a breakdown of credit facility interest expense for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Credit facility interest expense	$1,039	$1,005	3%	$1,972	$2,001	(1)%
As a percentage of total revenue	6%	7%		6%	8%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility. It includes interest expense and the amortization of deferred financing costs.

Credit facility interest expense remained relatively consistent for both the three and six months ended June 30, 2022 compared to the same periods last year. Additional advances on the Credit Facility in 2022 were offset by a reduction in interest rate on the Credit Facility from a maximum of 9% plus LIBOR with a LIBOR floor of 1.5% to 8% plus LIBOR with no floor effective December 16, 2021.

Other expenses (income)

The following table provides a breakdown of other expenses (income), excluding credit facility interest expense, by type for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Debenture and other financing expense	$846	$871	(3)%	$1,657	$1,823	(9)%
Accretion related to debentures and convertible debentures	311	312	(0)%	620	621	(0)%
Share of loss in investment accounted for using the equity method	8,766	2,860	207%	14,329	2,860	401%
Revaluation loss (gain)	3,397	(24,850)	(114)%	2,249	(30,112)	(107)%
Impairment of investment accounted for using the equity method	26,749	—	n/a	26,749	—	n/a
Other non-operating expense	993	752	32%	1,137	2,264	(50)%
Total other expenses (income)	41,062	(20,055)	(305)%	46,741	(22,544)	(307)%
As a percentage of total revenue	237%	(147)%		135%	(90)%

Total other expenses (income) were $41.1 million for the three months ended June 30, 2022, which is an increase in expense of $61.1 million compared to the same period last year. Total other expenses (income) were $46.7 million for the six months ended June 30, 2022, which is an increase in expense of $69.3 million compared to the same period last year. The increase in expense for both periods is primarily driven by a non-cash impairment charge on our investment in Coinsquare of $26.7 million, an increase to our share of net comprehensive loss from our investment in Coinsquare and unrealized revaluation losses on our Coinsquare warrants and investment portfolio in the current periods compared to gains in the prior periods.

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Management’s Discussion and Analysis

For the three and six months ended June 30, 2022, Mogo recognized an impairment charge of $26.7 million on its investment in Coinsquare after performing a comparison of the investment’s estimated value to its carrying value. The impairment was triggered as Coinsquare has experienced lower trading volumes in the second quarter of 2022 amidst the recent broader cryptocurrency and equity market declines.

Share of loss in investment accounted for using the equity method increased for the three and six months ended June 30, 2022, compared to the same periods last year. The increase in this equity pickup loss was primarily due to Mogo’s share of Coinsquare’s non-operating losses on their investment portfolio and digital assets. Additionally, Mogo’s share of Coinsquare’s operating losses increased with the decline in cryptocurrency trading volumes.

Revaluation losses were $3.4 million and $2.2 million for the three and six months ended June 30, 2022 respectively, compared to revaluation gains of $24.9 million and $30.1 million in the same periods last year. Revaluation losses were driven by a decrease in fair value of our Coinsquare warrants and an unrealized loss on our investment portfolio. These non-cash losses have primarily resulted from the equity and cryptocurrency market declines during the first half of 2022. Revaluation losses were offset by a revaluation gain on Mogo’s derivative stock warrants.

During the year ended December 31, 2021, Mogo completed two registered direct offerings of Common Shares and Common Share purchase warrants resulting in US$81.5 million of gross proceeds. By virtue of the warrants having an exercise price denominated in USD, different than Mogo’s functional currency, the warrants are classified as a derivative liability as opposed to equity on the balance sheet. During the three and six months ended June 30, 2022, the Company has recorded a fair value gain related to the derivative stock warrants of $8.9 million and $11.1 million, respectively. If the exercise price of these warrants had been denominated in CAD, the warrants would have been classified as equity with no subsequent revaluations through profit and loss. As a result of these transactions, the portion of total transaction costs incurred with respect to the offerings that is proportionate to the fair value of the derivative liability as a percentage of the total USD $81.5 million proceeds was recognized to non-operating expenses during the respective periods. The portion of transaction costs from the offerings charged to non-operating expenses amounted to $1.5 million for the three months ended March 31, 2021 with no similar financing and related expense in the current period.

Other non-operating expense for the three and six months ended June 30, 2022 relates to restructuring costs incurred from the changes in personnel structure made during the period. Other non-operating expense in the three and six months ended June 30, 2021 relate to costs incurred from the acquisitions of Carta and Moka.

Debenture and other financing expense primarily consist of interest expense related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from the adoption of IFRS 16. Debenture and other financing expense decreased by 3% and 9% for the three and six months ended June 30, 2022, respectively, compared to the same periods last year. The decreases are primarily related to the conversion of our convertible debentures into equity in Q1 2021.

Other Comprehensive Income (Loss)

The following table provides a breakdown of other comprehensive income (loss) by type for the three and six months ended June 30, 2022 and 2021:

($000s, except percentages)
	Three months ended			Six months ended
	June 30, 2022	June 30, 2021	Change %	June 30, 2022	June 30, 2021	Change %
Unrealized revaluation (loss) gain on digital assets	$(370)	$(550)	(33)%	$(468)	$26	(1900)%
Foreign currency transaction reserve gain	388	72	439%	778	360	116%
Other comprehensive income (loss)	18	(478)	(104)%	310	386	(20)%

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Management’s Discussion and Analysis

Total other comprehensive income was $0.1 million for the three months ended June 30, 2022 compared to a loss of $0.5 million in the same period last year. Total other comprehensive income was $0.3 million for the six months ended June 30, 2022 compared to $0.4 million in the same period last year.

Following the financial investment in bitcoin and ether in 2021, the Company has recognized digital assets as indefinite lived intangible assets measured under the revaluation model at fair value and recognizes cumulative fair value gains relating to these digital assets through other comprehensive income, and cumulative fair value losses to the extent that they reverse previously recognized cumulative gains through other comprehensive income. See Note 3 of the annual consolidated financial statements for the year ended December 31, 2021 for our detailed accounting policy.

Unrealized revaluation (loss) gain on digital assets impacting other comprehensive income (loss) for the three months ended June 30, 2022 is a $0.4 million loss compared to a $0.6 million loss in the same period last year. Unrealized revaluation (loss) gain on digital assets impacting other comprehensive income (loss) for the six months ended June 30, 2022 is a $0.5 million loss compared to $0.1 million gain in the same periods last year. These gains and losses are due to change in the market prices of bitcoin and ether across the periods.

With the decrease in digital asset market prices during the first half of 2022, there is currently a cumulative unrealized loss on digital assets as at June 30, 2022. As a result, the revaluation reserve in equity was reduced to $nil and a $0.6 million unrealized loss on digital assets was recognized in revaluation loss (gain) in the three and six months ended June 30, 2022. For the three and six months ended June 30, 2021, a $0.1 million unrealized loss on digital assets was recognized in revaluation loss (gain).

From the date of the acquisition of Carta in Q1 2021 and Moka in Q2 2021, the Company consolidates foreign operations with functional currencies denominated in a foreign currency. The assets and liabilities of foreign operations are translated to CAD using exchange rates at the reporting date whilst their income and expenses are translated to CAD using average monthly exchange rates. Foreign currency differences arising are recognized in other comprehensive income or loss.

Foreign currency translation reserve gains were $0.4 million for the three months ended June 30, 2022 compared to $0.1 million in the same period last year. Foreign currency translation reserve gains were $0.8 million for the six months ended June 30, 2022 compared to $0.4 million in the same period last year. These gains are due to fluctuations in foreign currency exchange rates across the periods.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2022		2021				2020
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Income Statement Highlights
Total revenue	$17,290	$17,255	$16,996	$15,439	$13,665	$11,420	$10,002	$9,774
Net (loss) income	(51,871)	(18,870)	(29,623)	(9,813)	9,045	(2,817)	(2,849)	1,019
Net (loss) income per common share (basic)	(0.68)	(0.25)	(0.53)	(0.14)	0.14	(0.06)	(0.09)	0.04
Net (loss) income per common share (fully diluted)	(0.68)	(0.25)	(0.53)	(0.14)	0.13	(0.06)	(0.09)	0.04
Non-IFRS Financial Measures(1)
Contribution	6,719	7,364	7,624	7,107	7,669	6,315	7,669	7,113
Adjusted EBITDA	(4,134)	(5,545)	(3,656)	(3,438)	(2,962)	(1,066)	1,052	4,825
Adjusted net (loss) income	(9,476)	(10,777)	(9,749)	(9,450)	(10,981)	(5,742)	(8,121)	157

Key Quarterly Trends

We have experienced continued quarter over quarter revenue growth since Q3 2020, driven by continuous growth in our subscription and services revenue, increasing uptake in our broadening portfolio of products and the addition of transaction processing revenues related to the acquisition of Carta and other subscription and service-based revenue related to the acquisition of Moka.

Net income (loss) performed well from Q3 2020 to Q2 2021 relative to the prior periods due to a significant reduction in our discretionary growth-related expenditures during COVID-19 and low default rates. Net income (loss) during Q2 2021 and Q1 2021 was relatively better than 2020 driven by a $23.8 million fair value gain due to revaluation of derivative financial assets during Q2 2021 and a $5.3 million unrealized gain on our investment portfolio in Q1 2021. Net income (loss) between Q3 2021 and Q1 2022 decreased compared to prior quarters due to our resumed investment in growth expenses, $22.0 million revaluation loss recognized on derivative financial assets in Q4 2021 and $5.6 million loss as our share of Coinsquare’s net comprehensive loss in Q1 2022. Net income (loss) decreased in Q2 2022 primarily driven by non-cash losses arising from a $26.7 million impairment charge on our investment in Coinsquare, $7.0 million unrealized loss on Coinsquare warrants, $8.8 million loss as our share of Coinsquare’s net comprehensive loss, $4.6 million unrealized loss on investment portfolio partially offset by $8.9 million revaluation gain on derivative stock warrants issued by Mogo. These losses have primarily resulted from recent broader equity and cryptocurrency market declines during the period.

During Q3 2020, the improvement in adjusted EBITDA was driven primarily by a dedicated plan implemented in late March 2020 to significantly reduce operating expenses and strong loan book performance despite the COVID-19 pandemic. Adjusted EBITDA between Q1 2021 to Q1 2022 decreased due to our resumed investment in growth expenses. Adjusted EBITDA in Q2 2022 improved relative to Q1 2022 due to gaining cost efficiencies through a combination of changes in personnel structure and a focus on reducing operating expenditures.

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at June 30, 2022 and December 31, 2021:

($000s)	As at
	June 30, 2022	December 31, 2021
Cash and cash equivalent	$43,563	$69,208
Total assets	321,855	393,867
Total liabilities	117,211	124,090

Total assets decreased by $72.0 million during the six months ended June 30, 2022. The decrease is primarily attributable to $26.7 million non-cash impairment related to our investment in Coinsquare, $25.6 million lower cash balance, $7.0 million lower derivative financial assets, and $3.0 million lower investment portfolio. These decreases were offset by higher loans and other receivables.

Total liabilities decreased by $6.9 million during the six months ended June 30, 2022. The decrease is primarily due to a $10.9 million decrease in derivative financial liability partially offset by advances received in the credit facility and increases in accounts payable.

Loans receivable

The following table provides a breakdown of loans receivable as at June 30, 2022 and December 31, 2021:

($000s)	As at
	June 30, 2022	December 31, 2021
Gross loans receivable	$70,881	$65,645
Allowance for loan losses	(12,048)	(9,813)
Net loans receivable	58,833	55,832

The gross loans receivable portfolio was $70.9 million as at June 30, 2022, which is an increase of $5.2 million compared to the balance as at December 31, 2021. The increase is primarily due to an increase in originations.

The following table provides a reconciliation of changes in our loan loss allowance for the six months ended June 30, 2022 and the year ended December 31, 2021:

($000s)	As at
	June 30, 2022	December 31, 2021
Allowance for loan losses, beginning of period	$9,813	$8,886
Provision for loan losses	7,431	8,476
Loans charged-off	(5,196)	(7,549)
Allowance for loan losses, end of period	12,048	9,813

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the ECL inherent in our loan portfolio. Refer to Note 4 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Changes in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the consolidated statement of operations and comprehensive loss.

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Management’s Discussion and Analysis

The allowance for loan losses as a percentage of gross loans receivable increased to 17.0% as at June 30, 2022 from 14.9% as at December 31, 2021. This is primarily due to higher volume of loan originations in the current period, abnormally low default rates in the comparative period, and an upfront incremental provision recorded in Q2 2022 to reflect forward looking macroeconomic indicators such as the spike in inflation and rising interest rates.

As at June 30, 2022, the allowance includes an incremental allowance in respect of potential future losses arising from macroeconomic factors as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. We believe that the related allowance is adequate to absorb any material shocks to the loan book. It should be noted that this allowance has already been reflected in our provision for loan losses in the consolidated statements of operations and comprehensive loss. Refer to the “Cost of revenue” section above for further discussion on the provision for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb expected credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

Related party transactions during the three and six months ended June 30, 2022 include transactions with debenture holders that incur interest. The related party debentures balance as at June 30, 2022 totaled $0.3 million (December 31, 2021 – $0.3 million). The debentures bear annual coupon interest of 8.0% (December 31, 2021 – 8.0%) with interest expense for the three and six months ended June 30, 2022 totaling $6,000 and $13,000, respectively (June 30, 2021 – $5,000 and $12,000, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off‑Balance Sheet Arrangements

The Company has no off‑balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

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Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company’s objectives when managing capital are to maintain financial flexibility in order to preserve its ability to meet financial obligations and continue as a going concern, and to deploy capital to provide future investment return to its shareholders. A detailed description of the Company’s approach to capital management and risk management policy for managing liquidity risk is outlined in Note 23 and Note 27 in the Company’s annual consolidated financial statements for the year ended December 31, 2021.

To date the Company has funded its lending and investing activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuances of Common Shares, convertible debentures, warrants, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The business combination between the Company (formerly Difference Capital Financial Inc.) and Mogo Finance in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio which the Company is actively seeking to monetize. Following investments made after the business combination, the value of Mogo’s investments, including our investment in Coinsquare, was $78.5 million as at June 30, 2022. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

We manage our liquidity by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management expects that they will be able to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and may consider the issuance of shares in satisfaction of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility.

In December 2021, we amended our Credit Facility. The amendments lowered the effective interest rate from a maximum of 9% plus LIBOR to 8% plus LIBOR with no floor. In addition, the amendment increases the available loan capital from $50 million to $60 million and extends the maturity date by three years from July 2, 2022 to July 2, 2025.

On September 29, 2020, Mogo and its non-convertible debenture holders approved certain amendments to the terms of the debentures, effective July 1, 2020. Among other things, these amendments reduce the interest rate of the debentures, and allow for the settlement of interest and principal in either cash or Common Shares, at our option.

On December 31, 2020, the Company established an at-the-market equity program to raise funds for operational expenditures, to maintain the Company’s working capital balances, and for general corporate purposes. The Company sold 1,524,759 Common Shares on the NASDAQ and received cash proceeds of approximately $18.3 million, net of agent commission. The program was terminated on February 21, 2021.

During the year ended December 31, 2021, the Company issued to certain individual investors an aggregate of 11,457,648 Common Shares and received cash proceeds of approximately $113.3 million, net of agent commission. In registered direct offerings completed in February 2021 and December 2021, Mogo completed the issuance to the investors of unregistered warrants to purchase up to an aggregate of 5,728,824 Common Shares at any time prior to the date which is three and a half years following the date of issuance. A portion of the net proceeds from the offering was used to fund the cash component of the previously announced investment in Coinsquare with the remaining net proceeds used for general corporate and working capital purposes.

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Management’s Discussion and Analysis

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three and six months ended June 30, 2022 and 2021:

($000s)
	Three months ended		Six months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash used in operating activities before changes in working capital	$(2,620)	$(4,474)	$(6,977)	$(6,798)
Cash invested in loans receivable	(6,250)	(3,035)	(10,431)	(4,055)
Other changes in working capital (1)	(137)	(1,338)	(2,990)	(1,777)
Cash used in operating activities	(9,007)	(8,847)	(20,398)	(12,630)
Cash used in investing activities	(2,181)	(31,363)	(6,616)	(31,387)
Cash provided by financing activities	46	295	351	86,932
Effect of exchange rate fluctuations	841	(146)	1,018	372
Net (decrease) increase in cash for the period	(10,301)	(40,061)	(25,645)	43,287

Net decrease in cash for the three and six months ended June 30, 2022, is primarily related to growth investment expenditures including costs related to MogoTrade and an increase in loan originations. Higher than average cash use in working capital due to timing of payments also contributed to operating cash outflows particularly for the six months ended June 30, 2022. The net decrease in cash for the three months ended June 30, 2022, was lower than the comparative period primarily due to the investment in Coinsquare made in Q2 2021. The net decrease in cash during the six months ended June 30, 2022 contrasts the net increase in cash in the comparative period due to the issuance of Common Shares and proceeds from the exercise of warrants in 2021, offset by the investment in Coinsquare.

Cash used in operating activities

Our operating activities consist of our subscription and services revenue inflows, our cash operating and interest expense outflows, as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash used in operating activities increased by $0.2 million in the three months ended June 30, 2022, compared to the same period last year. Cash used in operating activities increased by $7.8 million in the six months ended June 30, 2022, compared to the same period last year.

Cash used in operating activities before changes in working capital was a $2.6 million outflow in the three months ended June 30, 2022 compared to a $4.5 million outflow in the same period last year, due to higher revenues and lower operating expenses in the current period relative to the prior period. Cash used in operating activities before changes in working capital was a $7.0 million outflow in the six months ended June 30, 2022 compared to a $6.8 million outflow in the same period last year, as the increase in revenues in the current period was offset by an increase in operating expenses in the current period as well.

Cash invested in loans receivable was a $6.3 million outflow in the three months ended June 30, 2022 compared to a $3.0 million outflow in the same period last year. Cash invested in loans receivable was a $10.4 million outflow in the six months ended June 30, 2022 compared to a $4.1 million outflow in the same period last year. The overall increase in cash outflows was due to the ramping up of loan originations in the first half of 2022 relative to the comparative period. Management maintains complete discretion over the ability to manage this as either a usage of cash or an inflow of cash from period to period.

(1)	This is a non-IFRS measure. The above table includes a reconciliation to cash (used in) generated from operating activities which is the most comparable IFRS measure.

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Management’s Discussion and Analysis

Other changes in working capital resulted in a $0.1 million outflow in the three months ended June 30, 2022, compared to a $1.3 million outflow in the same period last year. Other changes in working capital resulted in a $3.0 million outflow in the six months ended June 30, 2022, compared to a $1.8 million outflow in the same period last year. The timing of vendor payments has resulted in higher cash outflows in the first quarter of 2022, a trend that we do not expect to continue through the rest of the year.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, purchases of property, equipment and software, investment in digital assets, cash invested in investment accounted for using the equity method, monetization of our investment portfolio and cash (invested) acquired in a business combination. The cash flow may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

Cash used in investing activities in the three months ended June 30, 2022 was $2.2 million compared to $31.4 million in the same period last year. Cash used in investing activities in the six months ended June 30, 2022 was $6.6 million compared to $31.4 million in the same period last year. The decrease in cashflows compared to prior year is primarily due to our investment in Coinsquare made in the comparative period, partially offset by higher development costs capitalized in the current period to support the launch of MogoTrade.

Cash provided by financing activities

Historically, our financing activities have consisted primarily of the issuance of our Common Shares, debentures, convertible debentures, and borrowings and repayments on our credit facilities.

Cash provided by financing activities in the three months ended June 30, 2022 was $0.1 million compared to $0.3 million for the same period last year. During the three months ended June 30, 2022, the Company repurchased 800,000 Common Shares under the share repurchase program at an average price of $1.19 per share, for a total repurchase cost of $1.0 million, offset by net advances and repayments on our credit facility and debentures.

Cash provided by financing activities in the six months ended June 30, 2022 was $0.4 million compared to $86.9 million for the same period last year. The decrease in cash provided by financing activities for the six months ended June 30, 2022 relative to the same period in the prior year is primarily attributable to the issuance of Common Shares for proceeds of approximately $80.8 million and proceeds from Common Shares issued from the exercise of warrants of $6.1 million in the first quarter of 2021 with no similar financing occurring in the first half of 2022.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at June 30, 2022. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	662	1,297	1,206	1,240	1,255	1,472
Trade payables	5,342	—	—	—	—	—
Accrued wages and other expenses	17,761	—	—	—	—	—
Interest – Credit Facilities	2,298	4,596	4,596	2,298	—	—
Interest – Debentures	1,461	1,502	—	—	—	—
Purchase obligations	263	—	—	—	—	—
	27,787	7,395	5,802	3,538	1,255	1,472
Commitments – principal repayments
Credit Facility	—	—	—	47,531	—	—
Debentures (1)	2,187	19,516	18,728	—	—	—
	2,187	19,516	18,728	47,531	—	—
Total contractual obligations	29,974	26,911	24,530	51,069	1,255	1,472

Disclosure of Outstanding Shares

The authorized capital of Mogo consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of August 11, 2022, no preferred shares have been issued and the following Common Shares, and rights to acquire Common Shares were outstanding:

Class of Security	Number outstanding (in 000s) as at August 11, 2022
Common shares	75,952
Stock options	9,701
Restricted share units	28
Common share purchase warrants (2)	7,719

(1)	Debentures principal repayments are payable in either cash or Commons Shares at Mogo’s option.
(2)

Common share purchase warrants include the 5,729 warrants accounted for as a derivative financial liability in Note 10 of the interim condensed consolidated financial statements for the three and six months ended June 30, 2022.

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Management’s Discussion and Analysis

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk, the Company’s significant risk and related policies are described further in the notes to the Company’s annual consolidated financial statements for the year ended December 31, 2021 and interim condensed consolidated financial statements for the three and six months ended June 30, 2022.

Other risks

As changes in our business environment or investment strategy occur, we may adjust our strategies to meet these changes, which may include restructuring a particular business or asset or refocusing on different sectors of our investment portfolio. In addition, external events, including changing technology, changing consumer patterns, changing market sentiment, and changes in macroeconomic condition, including the volatility and uncertainty in financial markets (including cryptocurrency markets), may impair the value of some or all of our assets or require us to take a charge against such assets, including our investment in Coinsquare. When these changes or events occur, we may need to write down the value of certain assets or the overall value of our investment portfolio. We may also make investments in existing or new businesses in order to build on or diversify our investment portfolio. Some of these investments may have short-term returns that are negative or low and the ultimate prospects of those investments in our portfolio may be uncertain, volatile or may not develop at a rate that supports our level of investment. In any of these events, we may have significant charges associated with the write-down of assets or certain asset classes such as cryptocurrency or technology company investments.

Other risks facing our business, and that could cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our current annual information form for the year ended December 31, 2021 and elsewhere in this MD&A.

Capital management

Our objective in managing our capital is financial stability and sufficient liquidity to increase shareholder value through organic growth and investment in technology, marketing and product development. Our senior management team is responsible for managing the capital through regular review of financial information to ensure sufficient resources are available to meet operating requirements and investments to support our growth strategy. The Board is responsible for overseeing this process. In order to maintain or adjust our capital structure, we may issue new shares, repurchase shares, approve special dividends and/or issue debt.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the determination of allowance for loan losses, fair value of privately held investments, fair value of identifiable intangible assets acquired from business combinations, valuation of goodwill acquired in business combinations, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021 and interim condensed consolidated financial statements for the three and six months ended June 30, 2022.

COVID-19 Pandemic

The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts. The Company has taken into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created when making estimates and assumptions in preparation of the interim condensed consolidated financial statements. Other than the impact on measurement of allowance for loan losses and fair valuation of our investment portfolio, there are no material accounting impacts from uncertainties surrounding the COVID-19 pandemic. We will continue to revisit our estimates and assumptions where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Changes in Accounting Policies including Initial Adoption

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

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Management’s Discussion and Analysis

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission.

As at June 30, 2022, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's ICFR during the period that have materially affected, or are likely to materially affect, the Company's ICFR.

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